March 29, 2006
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
John Calvin, Senior Vice President and Controller
Crowley Maritime Corporation
155 Grand Avenue
Oakland, California 94612

		Re:	Crowley Maritime Corporation
			Form 10-K for the Year Ended December 31, 2005
       			File 000-49717

Dear Mr. Calvin:

      As a supplement to our prior letter dated March 24, 2006, we have the following additional comments on the above-referenced document.
Form 10-K For the Fiscal Year Ended December 31, 2005

General

1. We note the disclosure on page 4 of the Form 10-K that you provide scheduled liner service between the United States and Cuba. We note also the designation on the map included in your Corporate Brochure dated April 1, 2003, available in PDF format on your website, of "project locations, past and present" in Sudan. Both Cuba and Sudan are identified as state sponsors of terrorism by the State Department and are subject to economic sanctions administered by the Treasury Department`s Office of Foreign Assets Control and the Commerce Department`s Bureau of Industry and Security. Your Form 10-K does not contain any information regarding contacts with Sudan.

2. Please describe to us, in reasonable detail, your current, historical, and anticipated contacts with, Cuba and Sudan, including any projects and operations in those countries, whether through subsidiaries, affiliates, joint ventures or other direct or indirect arrangements. Discuss their materiality to you in light of the countries` status as state sponsors of terrorism. Please also discuss whether the contacts, per individual country or in the aggregate, constitute a material investment risk to your security holders. Your response should specify, among other things, whether you have offices or employees in either country; and whether you provide goods or services to the government of either country, or to entities controlled by the government of either country, and the nature of any goods or services provided.

3. Your materiality analysis should address materiality in quantitative terms, including the dollar amount of revenues, assets and liabilities associated with Cuba and Sudan. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of your corporate activities upon your reputation and share value. In this regard, we note that Arizona and
Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. Illinois, New Jersey, and
Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that conduct business with Sudan. Brown University, Harvard University,
Stanford University, the University of California and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that conduct business with Sudan. Moreover, Florida requires that issuers disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Cuba and Sudan.

      As appropriate, respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments. Detailed cover letters greatly facilitate our review. If you wish, you may combine your responses to the comments above with your responses to our prior letter dated March 24, 2006. Please understand that we may have additional comments after reviewing your responses to our comments.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label
"corresp" with a copy to the staff.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.




	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Pradip Bhaumik at (202) 551-3333 or undersigned at (202) 551-3211 if you have any questions.



      Sincerely,



      David R. Humphrey
      Branch Chief-Accountant

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John C. Calvin, Vice President and Controller
Crowley Maritime Corporation
March 29, 2006
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